SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

SharpLink Gaming Ltd.

(formerly Mer Telemanagement Solutions Ltd.)

(Name of Registrant)

333 Washington Avenue North, Suite 104

Minneapolis, MN 55402

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-237989 and 333-258201) of SharpLink Gaming Ltd (formerly Mer Telemanagement Solutions Ltd) (the “Company”).

Acquisition of Assets

On December 31, 2021, the Company entered into an Asset Purchase Agreement (the “Agreement”) with FourCubed Acquisition Company, LLC, a wholly-owned subsidiary of the Company (“Buyer”), 6t4 Company, a Minnesota corporation (“6t4”), FourCubed Management, LLC, a Delaware limited liability company (“FCM” and together with 6t4 and all affiliated entities comprising their respective businesses, “Seller”), and Chris Carlson, the principal shareholder of Seller (“Shareholder”). Pursuant to the terms of the Agreement, the Buyer acquired the intellectual property and other specified assets of Seller. The purchase and sale of such assets was consummated on December 31, 2021.

In consideration for the purchase of the acquired assets, the Company and Buyer agreed to deliver the following: (i) at closing, a cash payment to Seller of $5,950,000; (ii) effective as of the closing, 606,114 ordinary shares of the Company (the “Closing Shares”), which was determined by dividing $1,650,000 divided by the 45- calendar day trailing average closing stock price of the Company’s ordinary shares ending on the day before the closing date to 6t4; (iii) within 45 days subsequent to closing, a cash payment to Shareholder of $300,000; and (iv) an amount of $250,000 that will be retained by the Company for indemnity purposes and will be released 180 days after closing if no indemnity claims are made within that period.

Additionally, subsequent to closing, the Company agreed to issue and deliver to 6t4 up to an additional 587,747 ordinary shares (the “Earnout Shares” and together with the Closing Shares, the “Shares”). The Company’s obligation to issue and deliver the Earnout Shares is subject to the achievement of certain milestones relating to the development of Seller’s technologies and revenue and gross margin targets, as described in the Agreement.

The Shares are subject to a lock-up period pursuant to which none of the Shares may be sold or otherwise transferred for a period of six months following their issuance, and only 25% of the Shares may be resold or transferred each month thereafter.

The Company, 6t4, and Shareholder also entered into a Registration Rights Agreement (the “Registration Agreement”) pursuant to which the Company agreed to register for resale the Shares. Under the Registration Agreement, the Company must file an initial registration statement for the Closing Shares or Earnout Shares issued pursuant to the Stock Payment no later than the tenth trading day after the expiration of the applicable lock-up period for such shares.

The Agreement contains customary representations and warranties by Seller and Shareholder. Additionally, Seller and Shareholder agreed to customary indemnification obligations to the Company, subject to certain limitations as set forth in the Agreement.

The Shares issued or to be issued pursuant to the Agreement were offered and sold in reliance on an exemption from registration under Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended.

The foregoing summaries of the Agreement and the Registration Agreement are qualified in their entireties by reference to the full text of each agreement, copies of which are filed herewith and incorporated by reference herein as Exhibits 10.1 and 10.2, respectively.

The following exhibits are being filed with this Report on Form 6-K:

Exhibit No.	Description
10.1	Asset Purchase Agreement, dated December 31, 2021, by and among FourCubed Acquisition Company, LLC, 6t4 Company, FourCubed Management, LLC, Chris Carlson, and SharpLink Gaming Ltd. (pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain information contained in this Exhibit 10.1 has been redacted as indicated therein).
10.2	Registration Rights Agreement, dated December 31, 2021, by and among SharpLink Gaming Ltd., 6t4 Company, and Chris Carlson.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SharpLink Gaming Ltd.

Dated: January 11, 2022	By:	/s/ Brian Bennett
Brian Bennett
Chief Financial Officer